Exhibit 107

CALCULATION OF FILING FEE TABLE

Schedule 14A
(Form Type)

Diamondback Energy, Inc.
(Exact Name of Registrant as Specific in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction (1)	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$30,696,954,351.20 (1)	0.00014760	$4,530,870.47 (2)
Fees Previously Paid	—	—	—
Total Transaction Valuation	$30,696,954,351.20	—	—
Total Fees Due for Filing	—	—	$4,530,870.47
Total Fees Previously Paid	—	—	—
Total Fee Offsets	—	—	—
Net Fee Due	—	—	$4,530,870.47

(1)
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The proposed maximum aggregate value of the transaction is calculated based on (i) the sum of (a) $9.026 billion, which represents the maximum aggregate cash consideration estimated to be paid by Diamondback in connection with the completion of the transactions contemplated by that certain Agreement and Plan of Merger (as amended, the “Merger Agreement”), by and among Diamondback, Eclipse Merger Sub I, Eclipse Merger Sub II, Endeavor Manager, LLC (solely for purposes of certain sections set for therein) and Endeavor Parent, LLC, dated February 11, 2024, and (b) 117,267,069, which represents the shares of common stock, par value $0.01 per share (“common stock”), of Diamondback that will be issued by Diamondback to the holders of the equity interests of Endeavor Parent, LLC in connection with the completion of the transactions contemplated by the Merger Agreement multiplied by (ii) $184.80, which is the average of the high and low price per share of the common stock as reported on the Nasdaq Stock Market on March 12, 2024.

(2)
In accordance with Section 14(g) of the Exchange Act and Rule 0-11 of the Exchange Act, the filing fee was determined by multiplying the proposed maximum aggregate value of the transaction calculated in note (1) above by 0.00014760.

Table 2: Fee Offset Claims and Sources
N/A